

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Mr. Matthew D. Rosen
Chief Executive Officer
Fusion Telecommunications International, Inc.
420 Lexington Ave, Suite 1718
New York, New York 10170

      Re: **Fusion Telecommunications International, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 25, 2010
              File No. 001-32421

Dear Mr. Rosen:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    /s/ Larry Spirgel
                    Larry Spirgel
                    Assistant Director

CC: Mr. Steven I. Weinberger, Esq.
        Via facsimile: (561) 362-9612